WEBUY GLOBAL LTD

35 Tampines Street 92

Singapore 528880

September 20, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Kate Beukenkamp

Re:	WEBUY GLOBAL LTD Registration Statement on Form F-1 Filed September 12, 2024 File No. 333-281605

Dear Ms. Beukenkamp:

This letter is in response to the letter from the Staff (the “Staff’”) of the U.S. Securities and Exchange Commission (“Commission”), dated September 17, 2024, in which you provided comments to Registration Statement on Form F-1 (the “Registration Statement”) of WEBUY GLOBAL LTD (the “Company”) submitted to the U.S. Securities and Exchange Commission on September 12, 2024. On the date hereof, the Company has filed with the Commission an Amendment to the Registration Statement on Form F-1 (“Amendment No. 2”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Registration Statement on Form F-1 filed September 17, 2024

General

1.	We note your response to prior comment 1 and reissue in part. Your revisions reflect a conversion price of the shares issuable upon conversion of the Convertible Note to be “ninety percent (90%) of the average of the three (3) lowest daily VWAPs during the twenty (20) Trading Days prior to the payment date per share selected by the Investor, provided that the conversion price may not be less than $0.029 (the “Floor Price”).” However, as reflected in the Convertible Note, now filed as Exhibit 10.9, the Conversion Price is defined as meaning $0.213 subject to certain adjustments and is not dependent on the market price of your outstanding shares. Please revise your disclosure throughout this registration statement accordingly.

RESPONSE: We respectfully advise the Staff that we have revised the disclosure regarding the conversion price throughout Amendment No. 2 to be consistent with the Convertible Note. Specifically, the disclosure distinguished between the elections of the Investor and the Company as to how they would be able to either convert or repay the Convertible Note. At the Company’s election, the monthly installments of the Convertible Note may be repaid in cash or repayment shares, or a combination of both. The calculation of the repayment shares shall be the principal amount then outstanding divided by 90% of the average of the 3 lowest daily VWAPs during the 20 trading days prior to the payment date selected by the Investor. On the other hand, the Investor may at any time convert the Convertible Note in its sole discretion to the Company’s Class A ordinary shares at $0.213, subject to certain adjustments, provided that the conversion price may not be less the Floor Price.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ BinXue
Bin Xue
Chairman